Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

FAX: (212) 310-8007

June 21, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. J. Nolan McWilliams

Re:	Michael Foods Group, Inc.
Registration Statement on Form S-4
File No. 333-173400 & -01 to -12

Dear Mr. McWilliams:

On behalf of our client, Michael Foods Group, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission the Company’s Second Amendment (the “Amendment”) of the Registration Statement on Form S-4/A (File No. 333-173400), together with certain exhibits thereto (the “Registration Statement”).

Set forth below in bold are comments in the Staff’s comment letter of June 13, 2011. Immediately following each of the Staff’s comments is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Registration Statement on Form S-4

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 31

1.

We note from your response to prior comment 13 that you have revised the introductory section of the unaudited pro forma financial statements to include details of the nature and terms of the merger and the nature and terms of the senior secured credit facilities and senior notes. However, we do not believe that your revised disclosure adequately discloses the details of the purchase price allocation. Please revise to disclose the details of the purchase price allocation including the nature and amount allocated to each major class of assets and liabilities.

The Company has updated the disclosure to include the detailed valuation information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended April 2, 2011 as Compared to Three Months Ended April 3, 2010, page 41

2.	We note from your response to prior comment 21 and revised disclosure in MD&A that you removed the disclosure of gross profit without the transaction related items in your discussion of the results of operations for fiscal 2010 as compared to fiscal 2009. Please also remove the disclosure of the non-GAAP financial measure “gross profit without the impacts of the transaction-related items” as disclosed on page 42 in the results of operations for the three months ended April 2, 2011 as compared to the three months ended April 3, 2010.

The Company has revised the MD&A commentary to reword the gross profit section as requested.

Management, page 64

3.	Please revise to remove marketing language from the description of your officers and directors. In this regard, please remove the words “strong” and “extensive” from the biographical description of Mr. Weldon.

The Company has revised Mr. Weldon’s information to remove the marketing language.

Certain Relationships and Related Transactions, page 73

4.	We note from your response to prior comment 27 that you have revised Note B to the audited financial statements to include a discussion of certain terms of the Stockholders Agreement and the Registration Rights Agreement. Please revise to also include disclosure of the terms regarding rights to appoint members of the board of directors included in the Stockholders Agreement.

The Company updated the disclosure to include the information requested.

Notes to the Audited Financial Statements

General

5.	We note from the discussion under the heading “Customers” on page 58 that certain customers accounted for more than 10% of your 2010 consolidated net sales. Please revise the notes to your financial statements to include the disclosures required by ASC 280-10-50-42 with respect to your sales to these major customers.

Please see to Note K of the financial statements on F-34 where the Company has added additional clarification in its disclosure of the information required by ASC 280-10-50-42.

Note B. Business Combination, page F-17

6.	We note from your response to prior comment 39 and revised disclosure in Note B that due to the nature of the business combination, no significant synergies are expected to result from the merger. We also note from your response that the resulting goodwill is a result of owners’ expectations that you will continue to exhibit historical characteristics of solid cash flow generation and de-leveraging and consistent volume and EBITDA and therefore you do not believe a description of the qualitative factors is appropriate. However, in light of the significant amount of goodwill recorded as part of the purchase price allocation, we believe that a qualitative description of the factors that make up the goodwill recognized should be disclosed as required by ASC 805-30-50-1. Please revise accordingly. Also, please tell us how you evaluated the existence of all potential intangible assets prior to recording goodwill. See guidance in ASC 805-20-55.

The Company hired an independent firm, American Appraisal Associates, Inc. (“American Appraisal”), to assist in the valuation of tangible and intangible property. In addition to the intangible assets valued (trademarks and customer relationships), the Company, with the help of American Appraisal, looked at all other potential intangible assets of the Company including, but not limited to, patents and other intellectual property, lease rights and non-compete agreements and determined that there were no other intangible assets of significant value. The Company’s workforce was estimated to have significant value, but as that value is not separately identifiable, it is subsumed to be included in goodwill.

The Company has updated its business combination disclosure to provide a qualitative description of the factors resulting in the goodwill recognized in the transaction.

Note F. Related Party Transactions, page F-24

7.

We note from your response to prior comment 43 that a portion ($7,099,157) of the $16,750,000 paid to the managers was allocated to transaction costs and was recorded as part of the dividend to parent and therefore did not flow through the financial statements of the Company. Please explain to us in more detail, and revise your disclosure to indicate, why you believe it is appropriate to recognize the transaction costs in your financial statements as a dividend to your parent, rather than as an expense. Also, please revise Note F to explain how you accounted for the remaining portions of the $16,750,000 fee paid and explain your basis or rationale for the treatment used.

The Company hired an independent accounting firm, Grant Thornton LLP, to do a transaction cost study of the costs incurred in the transaction. In performing the study, Grant Thornton received classification breakdowns of the expenses incurred from each of the main parties that provided services during the transaction. The $16,750,000 in fees were broken into various categories based upon their nature. In accordance with SAB Topic 1B, all costs that were incurred by the Parent (i.e. the buyer) on behalf of the Predecessor or the Company were reflected in the respective financial statements. These costs included:

1)	Selling-related transaction costs of $364,000 incurred on behalf of the Predecessor were expensed and included in the Predecessor’s statement of operations for the six-month period ended June 26, 2010,

2)	Debt financing costs of $9,286,000 incurred on behalf of the Company were capitalized as part of the Company’s deferred financing costs and are being amortized over the term of the debt. These costs represented third party fees to help structure and arrange the debt and were capitalized consistent with ASC 470-50-40-18.

In addition to the costs incurred on behalf of the Predecessor or the Company, there were buyer-related transaction costs of $7,100,000 paid by the Company on behalf of the managers/Parent that did not benefit the Company. The payment of those costs was recorded as a dividend to Parent as they represented costs incurred by the buyer to complete the transaction. These costs primarily represent buy-side due diligence and other efforts related to the decision to pursue and buy the Company.

Note I. Stock Based Compensation page F-27

8.	We note from your response to prior comment 47 and your revised disclosure in Note I that the $35.6 million amount represents the compensation paid to shareholders for the difference between the implied price per share paid for the Predecessor in the Merger and the exercise price of their outstanding options, less the compensation expense previously recorded on those shares. Please clarify for us and revise your disclosure to clarify whether cash was paid to the shareholders as part of this transaction. Also, please revise to disclose the amount of the implied price per share paid for the Predecessor in the Merger.

The Company has updated the disclosure to indicate that cash was paid, and to include the implied price per share of $1,981.32.

Note J. Subsequent Event, page F-32

9.	We note from the disclosure included in Note J that in connection with the refinancing of your credit agreement on February 25, 2011 all third party fees incurred were expensed as incurred. We also note from the disclosure that the total third party costs that were expensed as incurred totaled $4.5 million. Please explain why you believe that your treatment of these third party fees complies with the guidance outlined in ASC 470-50-40-21. We may have further comment upon review of your response.

The Company has updated the disclosures in Note J to more clearly describe the accounting related to the various portions of the refinancing. The Company capitalized $72,000 of costs associated with extension of its revolving line of credit per the guidance in ASC 470-50-42-21. The $4.5 million of third party costs were directly related to the term B loan refinancing and were expensed in accordance with ASC 470-50-40-18, as the term B loan refinancing was determined to be a modification and not a debt extinguishment.

Unaudited Interim Financial Statements for the Quarter Ended April 2, 2011

Note F. Shareholders’ Equity, page F-60

10.	We note your disclosure that options are granted with option prices based on the estimated fair market value of common stock at the date of grant as determined by MFI Holding. In light of the fact that a public market does not exist for your shares of stock, please revise to disclose how you determined or calculated the fair market value of the stock for purposes of valuing the options granted during the three months ended April 2, 2011.

The Company has updated Note F to include the information on how management determined the fair market value on the grant date.

Exhibit 23.l Consent of Independent Registered Public Accounting Firm

11.	Please provide a currently dated consent of your independent registered public accountant in all future amendments.

The consent date on Exhibit 23.1 has been revised to the current date.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8172.

Sincerely yours,

/s/ Todd R. Chandler

Todd R. Chandler

cc: Carolyn V. Wolski, Michael Foods Group, Inc.